Kristen A. Baracy

Direct: 312.454.0264

kbaracy@synergylawgroup.com

[Synergy Law Group, LLC Letterhead]

June 28, 2010

VIA ELECTRONIC TRANSMISSION

Mr. Parker Morrill

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549-4628

Re:

Varca Ventures, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 7, 2010

File Number 333-166548

Dear Mr. Morrill:

This letter is in response to your comment letter dated June 22, 2010 to Nadeem Lila, President of Varca Ventures, Inc. (the “Company”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed June 7, 2010.  The Company’s Amendment No. 2 to Registration Statement on Form S-1/A (the “Registration Statement”) has been filed electronically on EDGAR along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

General

1.

Amendment No. 2 to Registration Statement on Form S-1/A has been filed without editing marks.

2.

The Company received cash from the 28 selling shareholders for the shares sold under Regulation S.  The selling shareholders had no arrangements with the Company’s President, Mr. Lila, regarding the purchase price and the terms of the Regulation S offering.

3.

The disclosures throughout the Registration Statement have been revised to provide the reporting currency equivalent for all figures presented.

U. S. Securities and Exchange Commission

June 28, 2010

Property Description and Location, page 19

4.

Information regarding any mines, prospects, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies operating in or near the Company’s properties has been removed.

We acknowledge and understand the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 22, 2010.  Please let us know if there are further comments.

Very truly yours,

    Kristen A. Baracy